VICI PROPERTIES INC.

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

June 20, 2017

VIA EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck Legal Branch Chief, Office of Real Estate and Commodities

Re:	Withdrawal Request
VICI Properties Inc.
Registration Statement on Form 10-12G
Filed on May 12, 2017
File No. 000-55791

Dear Mr. Kluck,

On May 12, 2017, VICI Properties Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission, a Registration Statement on Form 10-12G (File No. 000-55791) (the “Registration Statement”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests immediate withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company intends to file a replacement Registration Statement on Form 10-12G as soon as possible on or after the date hereof.

If you have any questions regarding this matter, please contact Edward J. Schneidman or Carol Anne Huff of Kirkland & Ellis LLP at (312) 862-3333 or (312) 862-2163, respectively.

Very truly yours,

/s/ John Payne
John Payne
President and Chief Operating Officer

cc:	Mary Beth Higgins
VICI Properties Inc.

Edward J. Schneidman
Carol Anne Huff
Kirkland & Ellis LLP